UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Strongbridge Biopharma plc

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

G85347105

(CUSIP Number)

December 18, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G85347105	SCHEDULE 13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSON Nathan D. Hukill
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,729,267 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,729,267 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,729,267 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% (1)(2)
12.	TYPE OF REPORTING PERSON IN

(1)	Includes 1,642,539 ordinary shares of the Company underlying warrants exercisable at any time.
(2)

Based on a total of 47,185,048 ordinary shares of the Company outstanding as of October 29, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2018.

CUSIP No. G85347105	SCHEDULE 13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSON CR Group L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,729,267 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,729,267 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,729,267 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% (1)(2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes 1,642,539 ordinary shares of the Company underlying warrants exercisable at any time.
(2)

Based on a total of 47,185,048 ordinary shares of the Company outstanding as of October 29, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2018.

CUSIP No. G85347105	SCHEDULE 13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSON CRG Partners III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 346,081 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 346,081 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,081 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7% (1)(2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes 274,304 ordinary shares of the Company underlying warrants exercisable at any time.
(2)

Based on a total of 47,185,048 ordinary shares of the Company outstanding as of October 29, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2018.

CUSIP No. G85347105	SCHEDULE 13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSON CRG Partners III – Parallel Fund “A” L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 226,528 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 226,528 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,528 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (1)(2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes 136,330 ordinary shares of the Company underlying warrants exercisable at any time.
(2)

Based on a total of 47,185,048 ordinary shares of the Company outstanding as of October 29, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2018.

CUSIP No. G85347105	SCHEDULE 13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSON CRG Partners III – Parallel Fund “B” (Cayman) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 818,574 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 818,574 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 818,574 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7% (1)(2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes 648,803 ordinary shares of the Company underlying warrants exercisable at any time.
(2)

Based on a total of 47,185,048 ordinary shares of the Company outstanding as of October 29, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2018.

CUSIP No. G85347105	SCHEDULE 13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSON CRG Partners III (Cayman) Lev AIV I L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 626,468 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 626,468 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,468 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% (1)(2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes 496,540 ordinary shares of the Company underlying warrants exercisable at any time.
(2)

Based on a total of 47,185,048 ordinary shares of the Company outstanding as of October 29, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2018.

CUSIP No. G85347105	SCHEDULE 13G	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSON CRG Partners III (Cayman) Unlev AIV I L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 143,842 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 143,842 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,842 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (1)(2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes 86,562 ordinary shares of the Company underlying warrants exercisable at any time.
(2)

Based on a total of 47,185,048 ordinary shares of the Company outstanding as of October 29, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2018.

CUSIP No. G85347105	SCHEDULE 13G	Page 9 of 13 Pages

1.	NAME OF REPORTING PERSON CRG Issuer 2017-1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 567,774
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 567,774

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,774
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

Based on a total of 47,185,048 ordinary shares of the Company outstanding as of October 29, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2018.

CUSIP No. G85347105	SCHEDULE 13G	Page 10 of 13 Pages

Item 1(a).	Name of Issuer:

The name of the issuer to which this filing on Schedule 13G relates is Strongbridge Biopharma plc (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at 900 Northbrook Drive, Suite 200, Trevose, PA 19053.

Item 2(a).	Name of Person Filing:

The ordinary shares of the Company reported herein (the “Shares”) are held by certain funds (the “Funds”) for which CR Group L.P., a Delaware limited partnership (“CR Group”), serves as the investment manager. The Funds are the following: (i) CRG Partners III L.P., a Delaware limited partnership, (ii) CRG Partners III – Parallel Fund “A” L.P., a Delaware limited partnership, (iii) CRG Partners III – Parallel Fund “B” (Cayman) L.P., a Cayman Islands limited partnership, (iv) CRG Partners III (Cayman) Lev AIV I L.P., a Cayman Islands limited partnership, (v) CRG Partners III (Cayman) Unlev AIV I L.P., a Cayman Islands limited partnership, and (vi) CRG Issuer 2017-1, a Delaware statutory trust. CR Group is indirectly controlled by Nathan D. Hukill. CR Group, the Funds and Mr. Hukill are each referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of CR Group and the Funds is 1000 Main St., Suite 2500, Houston, TX 77002.

Item 2(c).	Citizenship:

CR Group, CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P. and CRG Issuer 2017-1 are organized in Delaware.

CRG Partners III – Parallel Fund “B” (Cayman) L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III (Cayman) Unlev AIV I L.P. are organized in the Cayman Islands.

Mr. Hukill is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

The class of equity securities of the Company to which this filing on Schedule 13G relates is ordinary shares, $0.01 par value per share (“Ordinary Shares”).

Item 2(e).	CUSIP Number:

The CUSIP number of the Ordinary Shares is G85347105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

See rows 5 through 11 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. G85347105	SCHEDULE 13G	Page 11 of 13 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G85347105	SCHEDULE 13G	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2018

Nathaniel D. Hukill

/s/ Nathan D. Hukill
Name:	Nathan D. Hukill
Title:	Authorized Signatory

CR Group L.P.
CRG Partners III L.P.
CRG Partners III – Parallel Fund “A” L.P.
CRG Partners III – Parallel Fund “B” (Cayman) L.P.
CRG Partners III (Cayman) Lev AIV I L.P.
CRG Partners III (Cayman) Unlev AIV I L.P.

By:	/s/ Andrei Dorenbaum
Name:	Andrei Dorenbaum
Title:	Co-Founder and President

CRG Issuer 2017-1

By:	/s/ Andrei Dorenbaum
Name:	Andrei Dorenbaum
Title:	Authorized Signatory